Filed by Poniard Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Poniard Pharmaceuticals, Inc.

Commission File No. 0-16614

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed merger, Poniard Pharmaceuticals, Inc. (“Poniard”) will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus and other relevant documents concerning the transaction. The proxy statement/prospectus will be mailed to shareholders of Poniard and Allozyne, Inc. (“Allozyne”). SHAREHOLDERS OF PONIARD AND ALLOZYNE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, when it becomes available, and other documents filed with the SEC by Poniard through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and Poniard’s other filings with the SEC also may be obtained by contacting Poniard at 750 Battery Street, Suite 330, San Francisco, CA 94111, Attention: Investor Relations, (650) 583-3774 or accessed via Poniard’s website at www.poniard.com.

Poniard and Allozyne, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the definitive merger agreement. Information regarding Poniard’s directors and executive officers is contained in Poniard’s definitive proxy statement filed with the SEC on April 27, 2011 for its 2011 Annual Meeting. You can obtain free copies of the proxy statement from Poniard or the SEC using the contact information set forth above. As of May 31, 2011, Poniard’s directors and key executives beneficially owned approximately 21% of Poniard’s common stock. As of May 31, 2011, Allozyne’s directors and officers beneficially owned approximately 89% of Allozyne’s capital stock. Certain directors and key executives of Poniard may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights of severance or change of control payments if their employment is terminated prior to the merger. If, and to the extent that, any of the Poniard or Allozyne participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the proxy statement/prospectus. Investors and security holders may obtain additional information regarding the direct and indirect interests of Poniard, Allozyne and their respective directors and executive officers in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

Forward-Looking Statements

Certain matters set forth in this conference call transcript, including statements relating to the merger, such as the potential benefits of the merger, growth potential, market profile and financial strength, the timing regarding closing of the merger, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” “potential,” “may,” “believes,” and similar expressions, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the failure of the Poniard or Allozyne stockholders to approve the merger or the failure of either party to meet any of the conditions to the closing of the merger; the failure to realize the anticipated benefits of the merger or delay in realization thereof; the cash positions of the parties at closing; the ability of the combined company to obtain substantial additional financing on a timely basis and on favorable terms; the difficulty of developing biopharmaceutical products and obtaining regulatory or other approvals; the uncertainty regarding market acceptance of any products for which regulatory approval is obtained; whether certain market segments grow as anticipated; the competitive environment in the biopharmaceutical industry; the potential inability of either party or the combined company to obtain, maintain, and enforce patent and other intellectual property protection for its products, discoveries and drug candidates; the success of ongoing and planned development programs, preclinical studies and clinical trials; and the ability of the combined company to enter into and maintain collaborative arrangements on favorable terms and other risk factors relating to our industry, including those detailed from time to time in Poniard’s reports filed with the SEC. There can be no assurance that the proposed merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. Unless required by law, Poniard undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The following is a transcript of a joint teleconference by Poniard and Allozyne held on June 22, 2011.

TRANSCRIPT

Poniard Pharmaceuticals & Allozyne, Inc.

Merger Conference Call

June 22, 2011

CORPORATE PARTICIPANTS

David Pitts

Argot Partners - IR

Ronald Martell

Poniard Pharmaceuticals Inc. - CEO

Meenu Chhabra

ALLOZYNE - President and CEO

PRESENTATION

Operator

Good day. Welcome to the ALLOZYNE-Poniard merger announcement conference call. Please note that today’s conference is being recorded for archive purposes. At this time I would like to turn the conference over to David Pitts. Please go ahead.

David Pitts - Argot Partners - IR

Thank you. Good afternoon and thank you for joining us. Poniard and ALLOZYNE issued a joint press release today announcing the signing of a definitive merger agreement. This press release is available on the companies’ respective websites at www.poniard.com and www.allozyne.com.

Comments made on this call will contain forward-looking statements. Such forward-looking statements include statements relating to the timing and expected benefits of the proposed merger, corporate strategy, forecast of product development and potential value, anticipated future operations and information related to ALLOZYNE’s product candidates. These forward-looking statements reflect the parties’ current perspective on existing trends and information. These statements are not guarantees of future performance and involve substantial risks and uncertainties that may cause actual results to differ materially and adversely from those expressed or implied.

These risks and uncertainties include: the failure of the Poniard and ALLOZYNE stockholders to approve the proposed merger or the failure of either party to meet any of the conditions to the closing of the proposed merger; the failure to realize the anticipated benefits of the proposed merger; the respective cash positions of the parties at closing; the ability of the combined company to obtain financing on a timely basis and on favorable terms; the difficulty of developing biopharmaceutical products and obtaining regulatory approvals; the uncertainty regarding market acceptance of any products which regulatory approval is obtained; the competitive environment in the biopharmaceutical industry; the ability of the parties or the combined company to obtain, maintain, and enforce patents or other intellectual property; success of ongoing and planned development programs, preclinical studies and clinical trials; and other risks and uncertainties discussed under the heading risk factors in Poniard’s annual report on Form 10-K for the year ended December 31, 2010, which has been filed with the SEC, as well as updates to those risk factors filed from time to time in Poniard’s quarterly reports on Form 10-Q and current reports on Form 8-K.

For the benefit of those who may be listening to the replay, this call was held and recorded on June 22, 2011. Since then, Poniard may have made announcements related to topics discussed on today’s call. Please reference our most recent press releases and SEC filings. Poniard assumes no obligation to update the information in today’s press release, or as presented in this call except as may be required by applicable law. As noted, today’s press release can be found on Poniard’s website at www.poniard.com. With that I will turn the call over to Ronald Martell, Chief Executive Officer of Poniard. Ron?

Ronald Martell - Poniard Pharmaceuticals Inc. - CEO

Thank you and welcome. As we announced moments ago, Poniard and ALLOZYNE have signed a definitive merger agreement, a transformative event for both companies which we believe provides an exciting opportunity for our respective shareholders. Joining me on this call is Meenu Chhabra, President and CEO of ALLOZYNE and the future President and CEO of the combined company. It is our goal today to provide investors with an overview of the announced transaction and a brief description of ALLOZYNE’s technology and pipeline, which will be the focus of the combined companies. Following our prepared remarks there will be a question and answer period.

As our shareholders are aware, Poniard began a review of strategic alternatives in the first quarter of last year. Following a detailed analysis of data from our Phase III picoplatin program, the Company engaged Leerink Swann to conduct a comprehensive review of these alternatives, including raising capital, a merger, sale, or partnership aimed at optimizing shareholder value. Today, we are very pleased to announce a new strategic direction for Poniard shareholders. One which we believe holds a significant potential for long-term value creation.

As we announced, Poniard and ALLOZYNE have entered into a definitive merger agreement that will bring together ALLOZYNE’s autoimmune disease product pipeline and proprietary protein engineering platform, and Poniard’s oncology assets including picoplatin, our Phase III ready platinum-based chemotherapeutic agent. Upon closing of the merger, the combined company is expected to focus its resources on advancing ALLOZYNE’s platform and products and we will continue discussions to partner picoplatin for future development.

Under the terms of the agreement, Poniard will issue shares of its common stock to ALLOZYNE common and preferred shareholders based on an exchange ratio that will be determined prior to the closing of the transaction. Under the exchange ratio formula, the ALLOZYNE shareholders are expected to own approximately 65% of the combined company, and Poniard shareholders are expected to own approximately 35% of the combined company, each on a fully diluted basis. The exchange ratio has been calculated using the five-day average closing price of Poniard’s common stock prior to our announcement today, or $0.227 per share, and is subject to adjustment at closing as detailed in the merger agreement, which will be included as an exhibit in the Form 8-K that will be filed with the SEC over the next few days.

In connection with the merger, Poniard has received a binding commitment from Bay City Capital, whereby Bay City Capital will provide Poniard, prior to closing of the merger, a $2.4 million non-recourse loan secured by Poniard’s picoplatin asset. Proceeds of the loan will be used by Poniard to satisfy contractual obligations payable by Poniard under the terms of the merger agreement.

The Boards of Directors of both ALLOZYNE and Poniard have approved the merger transaction, which is currently anticipated to be closing during the second half of 2011, subject to SEC, NASDAQ and shareholder approval and other customary conditions of closing. We view this merger as a critical step in our goal of maximizing long-term value for our shareholders. Together, we have a promising clinical stage asset in AZ01, a pipeline of novel biologic therapeutics, a discovery platform with significant partnership potential, and the value potential of picoplatin. We believe this new strategic direction creates a more robust company with a multifaceted strategy, diversified across disease areas and treatment approaches which helps mitigate risk and creates an opportunity for long-term growth. To describe ALLOZYNE’s technology and pipeline in detail, it is with great pleasure that I introduce Meenu Chhabra. Meenu?

Meenu Chhabra - ALLOZYNE - President and CEO

Thank you Ron and thanks to those joining us for the call. We at ALLOZYNE are excited by this opportunity as it creates a catalyst for what we believe is a very compelling product development strategy. Since its founding in 2005, ALLOZYNE has developed and optimized a proprietary protein engineering platform that allows us to modify biologic drugs in a highly customized manner by utilizing a specific set of medicinal chemistry tools in a commercially compelling and therapeutically meaningful way. We believe that ALLOZYNE technology is novel in the precision and stability of the protein modifications that it can achieve. This proprietary technology, which we refer to as our biociphering platform, is enabled by modifications made to the cells which express or produce the target proteins. Biociphering allows us to introduce into any protein a variety of unique bioconjugation chemistry. These chemistries are used to link the therapeutic proteins with useful pharmaceutical components such as PEG, other proteins such as antibody FC domains, or other therapeutic drugs such as cancer chemotherapeutics.

While bioconjugation may be practiced in different forms at different organizations, we believe ALLOZYNE has a novel ability to engineer the chemistry and site of conjugation in a highly specific and controlled manner that other technologies cannot achieve, potentially enabling us to optimize any protein to meet a specific product profile. These product profiles are aimed at improving the safety and efficacy of validated compounds and should allow us to create novel therapeutics designed to remedy disease pathways previously thought to be “undruggable”.

A key example is our lead product AZ01. AZ01 is a PEGylated, thereby long-acting interferon-beta for the treatment of relapsing, remitting multiple sclerosis. Through our biociphering platform we have selected the exact placement and architecture of the PEG moiety, thereby creating what we believe will be a pure and potent product which cannot be created using conventional methods. Approximately 2.5 million people worldwide suffer from MS, which is a chronic but not fatal disease affecting central nervous function. Sales of commercialized interferon-betas make up approximately $6 billion of this $9 billion therapeutic market. AZ01 offers the potential of a monthly interferon dosing regimen, replacing weekly or twice weekly dosing of the currently marketed therapies. In addition to dosing convenience, our data to date suggest that patients treated with AZ01 will experience a reduction in the days per month with flu-like symptoms and minimal to no injection site reactions. Without any increase in toxicity, AZ01 significantly increases the amount of drug delivered to the patient, thus providing the possibility that it will also be more effective than conventional interferon-beta therapeutics.

We have completed a Phase I-A clinical trial with this compound and a multiple administration Phase I-B trial is underway. Results are expected in the third quarter of 2011. With a positive outcome and access to additional resources, we would expect to launch a Phase II trial with an active comparator early next year. We believe that AZ01 attributes, coupled with a long-standing interferon-beta safety track record that is top priority for key stakeholders in MS, suggests that it could differentiate itself from other late stage MS therapeutics in development.

Beyond our lead product, ALLOZYNE’s platform has led to the development of a pipeline focused on unmet medical needs in autoimmune disease, including AZ17 which is a bispecific antibody based therapeutic for the treatment of Crohn’s disease. As these compounds mature, we believe they will validate the potential of our technology and further serve to validate our biologic therapeutic platform. We expect that ALLOZYNE will become very active in licensing its technologies to biopharmaceutical partners seeking access to biological enhancement capability. We anticipate this becoming an active part of our strategy in the coming years.

ALLOZYNE has raised a total of $43 million since its formation in 2005 and is supported by a top-tier venture investor syndicate led by MPM Capital, Arch Venture Partners, and OVP Venture Partners. By merging with Poniard, we believe we can access the public markets to accelerate our strategic plan. A plan focused on building a two product clinical stage pipeline with AZ01 in a Phase II trial and AZ17 in the clinic.

On behalf of ALLOZYNE, I would like to reiterate our enthusiasm for this transaction. I look forward to speaking with Poniard shareholders many times in the future as we work to build value through our next generation biologics pipeline and platform. With that, I would like to open up the call for questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions) There are no audio questions at this time.

Ronald Martell - Poniard Pharmaceuticals Inc. - CEO

Thank you, Operator. Again, we would like to thank you all for joining the call today and welcome any additional questions after the call. Both Meenu and I are available for any follow-up questions. Thank you.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

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